Exhibit 99.1

For Immediate Release

OwlTing Authorizes $10 Million Share Repurchase Program

Amid Significant Payment Technology Advancements

Arlington, Virginia, United States, November 26, 2025 – OBOOK Holdings Inc. (NASDAQ: OWLS) (the “Company” or “OwlTing”), a blockchain technology company operating as the OwlTing Group, today announced that its Board of Directors has authorized a share repurchase program of up to USD $10 million of the Company’s Class A common stock.

The repurchase program, effective for nine (9) months, reflects the Board’s view that OwlTing’s current market valuation does not fully reflect the Company’s fundamental strengths, expanding global footprint, or the near-term catalysts emerging from its payment technology pipeline.

“We believe our stock is materially undervalued relative to our progress and upcoming catalysts,” said Darren Wang, Founder and CEO at OwlTing Group. “As we enter the most active product release cycle in the Company’s history, this buyback program underscores our conviction in the long-term value we are building. OwlTing is approaching a major inflection point across payments, stablecoin infrastructure, and AI-driven settlement automation.”

Strategic Roadmap: A Convergence of Payments, Stablecoins, and AI

OwlTing is preparing to launch a series of transformative technologies that unify traditional financial rails, stablecoin settlement, and autonomous AI-driven payment models. These initiatives position the Company to serve as a critical infrastructure layer for businesses adopting digital currency and cross-border settlement solutions.

Anticipated key milestones include:

•	Integration with a Major Global Card Network

Now completing technical validation to enable seamless digital currency settlement through globally recognized credit or debit card rails, bringing digital assets directly into mainstream financial infrastructure.

•	Stablecoin-based Settlement Architecture

Implementing new settlement pathways using a leading regulated U.S. Dollar stablecoin to support programmable enterprise payments and cross-chain liquidity.

•	AI-Driven Autonomous Settlement Engine

Accelerating the deployment of x402, the Company’s proprietary AI settlement engine, alongside emerging industry protocols championed by a prominent U.S.-based institution, enabling agent-based, automated commercial transactions.

Share Repurchase Program Details

Under the authorization, OwlTing may repurchase shares from time to time through a variety of methods, including open-market purchases, privately negotiated transactions, block trades, or other permissible avenues, in accordance with applicable securities laws and Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

The Company is not obligated to repurchase any specific number of shares, and the program may be modified, suspended, or terminated at any time based on market conditions, corporate needs, or other factors deemed relevant by the Company.

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About OBOOK Holdings Inc. (OwlTing Group)

OBOOK Holdings Inc. (NASDAQ: OWLS) is a blockchain technology company operating as the OwlTing Group. The Company was founded and is headquartered in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2025, according to CB Insights’ Stablecoin Market Map, OwlTing was ranked among the top 2 global players in the “Enterprise & B2B” category. The Company’s mission is to use blockchain technology to provide businesses with more reliable and transparent data management, to reinvent global flow of funds for businesses and consumers and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a Web2 and Web3 hybrid payment solution, to empower global businesses to operate confidently in the expanding stablecoin economy. For more information, visit https://www.owlting.com/portal/?lang=en.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “aim,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “likely,” “potential,” “project,” or “continue,” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot guarantee that such expectations will prove correct. The Company cautions investors that actual results may differ materially from those anticipated and encourages investors to review other factors that may affect its future results in the Company’s registration statement filed with and declared effective by the SEC and other filings with the SEC, available at www.sec.gov.

OBOOK Holdings Inc. Investor Relations

Henry Fan, Investor Relations Director

ir@owlting.com

OBOOK Holdings Inc. Media Relations

Michael Hsu, Public Relations Director

pr_office@owlting.com